September 4, 2024

Jing (Phil) Zhou
Chief Financial Officer
ECARX Holdings Inc.
5/F Building 1, Zhongteng Building
2121 Longteng Avenue
Zuhui District, Shanghai 200232
People's Republic of China

        Re: ECARX Holdings Inc.
            Form 20-F for the Year Ended December 31, 2023
Dear Jing (Phil) Zhou:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023
Item 3. Key Information
Our Holding Company Structure and China Operations, page 5

1. Please expand the disclosure to include a detailed description of contractual agreements between Zhejiang Huanfu Technology Co. Ltd. and Holdings and other subsidiaries and how they may affect investors. Disclose the methodology used to determine financial obligations to Zhejiang Huanfu Technology Co. Ltd. in accordance with the agreements for mapping data and other technology related data and ICP licenses. Also disclose any relationships other than the agreements, such as common ownership and/or control between Holdings and its subsidiaries and Zhejiang Huanfu Technology Co. Ltd. Please expand the disclosure in Risks Relating to Doing Business in China accordingly.
 September 4, 2024
Page 2
Risk Factors
Summary of Risk Factors, page 16

2. In your summary of risk factors, disclose the risks that your corporate structure and being
       based in or having the majority of the company   s operations in China
poses to investors.
       In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your Form 20-F. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
We are subject to risks relating to our Restructuring, page 24

3. We note that in 2022, as a result of the Restructuring, you do not have any VIEs in
       China. Please explain the reasons for the elimination of your VIE corporate structure. In doing so, discuss how foreign direct investment in the technology transferred to Zhejiang
       Huanfu Technology Co. Ltd. in the Restructuring, such as your map surveying and mapping qualification and ICP license that are utilized in your automotive computing platforms, is permissible under the Foreign Investment Law of the People's Republic of
       China. Discuss whether any other non-PRC holding companies controlling PRC operating companies principally employing such activities operate without a VIE structure, and whether the CSRC or any other PRC governmental entity has ever approved the direct foreign ownership of a PRC company utilizing map surveying and mapping qualification, mapping activities and ICP license. Additionally, revise your disclosure under
          Regulations,    to disclose how your business is regulated under the
Catalog of Industries
       for Foreign Investment. Please expand the disclosure in Note 1(c) to the financial statements on page F-15 as well.
Item 5. Operating and Financial Review and prospects, page 78

4. Refer to your discussion of Sales of Goods Revenues. Please expand the discussion in future filings to separately quantify the impact on revenues from changes in price and volume.
Financial Statements
Note 1. Description of business and organization, page F-13

5. Please expand the disclosure of your description of business and Restructuring in Notes
       1(a) and 1(c) to include a detailed description of your agreements with Zhejiang Huanfu
       Technology Co. Ltd., including a description of how contracting with Zhejiang Huanfu
       Technology Co. Ltd. to retain your mapping data and ICP license impacts your business and risks related to your business. Also, describe the methodology used to determine
 September 4, 2024
Page 3

       payments to Zhejiang Huanfu Technology Co. Ltd. under the contract and any related party relationships between you, your subsidiaries and Zhejiang Huanfu Technology Co.
       Ltd. Please expand your MD&A discussion accordingly.
Note 26. Risks and concentration, page F-66

6. Please disclose the risks related to the agreement with Zhejiang Huanfu Technology Co.
       Ltd., including having another entity with access to critical mapping data and ICP license rights and any potential risk that authorities may deem the arrangement to be inappropriate direct foreign investment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology